UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009

Commission File No. 1-8491

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

Report of Independent Registered
	Public Accounting Firm	F-4

Statements of Net Assets Available
	for Benefits	F-5

Statements of Changes in Net Assets
	Available for Benefits	F-6

	Summary of Significant Accounting Policies	F-7

	Notes to Financial Statements	F-10

Schedules:

Schedule of Assets Held for Investment
	Purposes at Year End	F-17

Schedules I, II and III have been omitted
as provided under SEC Release No. 33-6867.

(b)	Exhibits:

23 Consent of BDO Seidman, LLP to
incorporation by reference of their report
dated June 29, 2010, on the audit of the
financial statements of the Hecla Mining
	Company Capital Accumulation Plan.	F-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ James Sabala	Date:	June 29, 2010
James Sabala, Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Hecla Mining Company Capital Accumulation Plan
Coeur d’Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington

June 29, 2010

Hecla Mining Company
Capital Accumulation Plan

Statement of Net Assets Available for Benefits

December 31,	2009	2008

Assets

Investments, at fair market value:
Money market funds	$3,526,771	$3,521,828
Mutual funds	23,934,601	16,218,096
Common stock of Hecla Mining Company, including cash of $25,938 and $5,765	3,197,217	1,152,760
Participant loans	1,164,353	878,190

Total investments	31,822,942	21,770,874

Receivables:
Employer contributions	—	61,042
Participant contributions	—	5,056

Total receivables	—	66,098

Net assets available for benefits	$31,822,942	$21,836,972

See accompanying summary of significant accounting
 policies and notes to financial statements.

Hecla Mining Company
Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2009	2008

Investment income (loss):
Interest income – money market	$19,328	$48,048
Interest income – participant loans	64,345	39,585
Dividend income	486,993	539,788
Net appreciation (depreciation) in fair market value ofinvestments	6,187,452	(8,898,919)

Total investment income (loss)	6,758,118	(8,271,498)

Contributions:
Participants	3,052,057	2,231,241
Employer matching	1,921,263	1,216,189
Rollovers	254,721	837,110

Additions to net assets	11,986,159	(3,986,958)

Deductions:
Distributions to participants	(2,000,189)	(784,552)

Total deductions from net assets	(2,000,189)	(784,552)

Net increase (decrease) in net assets available for benefits	9,985,970	(4,771,510)

Assets transferred into the plan	—	16,053,846

Net assets available for benefits:
Beginning of year	21,836,972	10,554,636

End of year	$31,822,942	$21,836,972

See accompanying summary of significant accounting
 policies and notes to financial statements.

Hecla Mining Company
Capital Accumulation Plan

Summary of Significant Accounting Policies

Basis of Accounting
The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition
Investments in mutual funds are reported at quoted market value for the number of shares held by the Plan at year-end.  Money market funds are recorded at cost, which approximates fair value. Hecla Mining Company common stock is valued at its quoted market price, per the New York Stock Exchange.  Participant loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ materially from those estimates.

Risks and Uncertainties
The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Hecla Mining Company
Capital Accumulation Plan

Summary of Significant Accounting Policies

The fair value of the Plan’s investment in Hecla Mining Company common stock amounted to $3,197,217 and $1,152,760 as of December 31, 2009 and 2008, respectively.  Such investments represented 10% and 5% of the Plan’s total net assets available for Plan benefits as of December 31, 2009 and 2008, respectively.  For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2009, Form 10-K and March 31, 2010, Form 10-Q of Hecla Mining Company filed with the Securities and Exchange Commission.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

New Accounting Pronouncements
In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements.  This update requires entities to (i) disclose the amounts of and reasons for significant transfers in and out of Levels 1 and 2 and (ii) present separately information (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in Level 3 fair value measurements.  The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position.  Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.

Hecla Mining Company
Capital Accumulation Plan

Summary of Significant Accounting Policies

In May 2009, the FASB issued guidance on subsequent events that standardizes accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In February 2010, the FASB amended its guidance on subsequent events.  As a SEC filer, the Plan is required to evaluate subsequent events through the date its financial statements are issued.  These rules became effective for the Plan during the Plan year ended December 31, 2009, and did not have a material impact on the Plan.

In June 2009, the FASB issued FAS 168, “The FASB Accounting  Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – replacement of FAS 162” (the “Codification”).  The Codification supersedes all existing accounting and reporting standards other than the rules of the Securities and Exchange Commission (the “SEC”).  Updates to the Codification are being issued as Accounting Standards Updates, which will also provide background information about the guidance, and provide the basis for conclusions on changes in the Codification.  The Codification became effective for the Plan during the Plan year end December 31, 2009, and did not have a material impact on the Plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

1.	Description of Plan
The following descriptions and disclosures about the Plan provide only general information.  Participants should refer to the most recent version of the summary Plan description and the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986.  The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

Effective April 25, 2008, all salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are residents of the United States are immediately eligible to enroll in the plan upon employment.  Prior to that date employees were required to have more than two months of service to be eligible to enroll in the Plan effective the first day of the next payroll period. Non-resident aliens that have no earned income from the company within the U.S., hourly employees at the company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and leased employees are not allowed to participate in the Plan.

Contributions

Effective April 25, 2008, the plan was amended to allow non-highly and highly compensated employees, as defined by the plan, to contribute from 1% to 50% of their compensation.  Prior to that date non-highly and highly compensated participants, as defined in the Plan, could contribute from 2% to 15% and 2% to 10% of their compensation, respectively.  Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution.  Total pre-tax contributions may not exceed $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively.  Contributions may be suspended at any time upon thirty days written notice by the participant.  Reinstatement and changes in contributions are effective for the following payroll period.  Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

As of the April 25, 2008, amendment date, the Company makes matching contributions equal to 100% of deferred contributions, up to 6% of the participant’s compensation.  Prior to April 25, 2008, the Company made matching contributions equal to 25%, of deferred contributions, up to 6% of the participant's compensation.  The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2009 and 2008 the Company made profit sharing contributions of $0.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, if eligible, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document.  The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Participants may direct the investment of their account balances into the investment options offered by the Plan.  Currently the Plan offers sixteen investment options for participants.  Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Vesting

Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement.  Participants or their beneficiaries will receive payment of benefits as follows:  (a) balances of $5,000 or less will be distributed as soon as administratively feasible, or (b) balances greater than $5,000 in various optional forms of distribution with written request to the Company for payment.  Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, which currently range from 4.25% to 9.25%.  Principal and interest are repaid ratably through payroll deductions over periods ranging up to 5 years, unless the loan is for the purchase of the participant’s principal residence, in which case the Plan Administrator may permit a longer repayment term.

Administrative Expenses

Expenses for administration of the Plan are paid directly by the Company. The loan application fee is paid by the participant.

2.	Investments
All of the plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the company.  Participants may invest in one or more of the various mutual funds and money market funds sponsored by the Trustee.

The following investments represent 5% or more of the Plan’s net assets:

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

December 31,	2009			2008
Mutual Funds:
Vanguard Prime Money Market		$3,526,771			$3,521,828
Vanguard Target Retirement 2025		$4,014,532			$2,987,561
Vanguard Target Retirement 2015		$3,236,692			$2,502,511
Vanguard Target Retirement 2020		$2,740,177			$1,903,320
Vanguard Target Retirement 2030		$1,810,062		$		*
Vanguard Target Retirement 2035		$2,043,093			$1,296,264
Vanguard Growth & Income	$		*		$1,266,028
Common Stock:
Hecla Mining Company Common Stock Fund		$3,197,217			$1,152,760

*Less than 5%

The net appreciation and depreciation of the fair value of mutual funds for 2009 and 2008 was $4,198,716 and $7,707,836, respectively.  The net appreciation in the fair value of the common stock of Hecla Mining Company for 2009 was $1,988,736, while the net depreciation was $1,191,083 in 2008.

3.	Plan Termination
Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine.

4.	Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

5.	Income Tax Status
The Plan received a letter from the IRS dated March 31, 2008, informing it that the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, management of the Company and the Plan Administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Fair Value Measurement
The following is a description of the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Funds—The fair values of the Money Market Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Mutual Funds—The fair values of the Mutual Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Common Stock of Hecla Mining Company—The fair value of the Hecla Common Stock is determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Participant Loans—The Participant loans are valued at amortized cost, which approximates fair value and are included in Level 3 of the fair value hierarchy.

The table below sets forth our assets that were accounted for at fair value as of December 31, 2009, and the fair value calculation input hierarchy level that applies to each asset category.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Description	Balance at December 31, 2009	Quoted prices in active market for identical assets (Level 1)	Significant unobservable inputs (Level 3)

Mutual Funds:
Blended Funds	$21,224,214	21,224,214	—
Bond Funds	$1,127,542	1,127,542	—
Growth Funds	$1,000,264	1,000,264	—
Value Funds	$582,581	582,581	—
Total Mutual Funds	$23,934,601	23,934,601	—

Money Market Funds	$3,526,771	3,526,771	—
Common Stock-Hecla Mining Company	$3,197,217	3,197,217	—
Participant Loans	$1,164,353	—	1,164,353
Total	$31,822,942	30,658,589	1,164,353

Description	Balance at December 31, 2008	Quoted prices in active market for identical assets (Level 1)	Significant unobservable inputs (Level 3)

Mutual Funds:
Blended Funds	$14,475,705	14,475,705	—
Bond Funds	$536,242	536,242	—
Growth Funds	$841,307	841,307	—
Value Funds	$364,842	364,842	—
Total Mutual Funds	$16,218,096	16,218,096	—

Money Market Funds	$3,521,828	3,521,828	—
Common Stock-Hecla Mining Company	$1,152,760	1,152,760	—
Participant Loans	$878,190	—	878,190
Total	$21,770,874	20,892,684	878,190

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Balance, beginning of year	$878,190
Loan withdrawals, repayments and transfers from other plans, net	286,163

Balance, end of year	$1,164,353

No changes were made to the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy in 2009.

7.	Assets Transferred
On April 16, 2008, the Company completed the acquisition of all of the equity of the Rio Tinto, PLC subsidiaries that held a 70.3% interest in the Greens Creek mine, thus consolidating the Company’s ownership. The Company’s wholly-owned subsidiary, Hecla Alaska LLC, previously owned an undivided 29.7% joint venture interest in the assets of Greens Creek. The acquisition gives the Company’s subsidiaries control of 100% of the Greens Creek mine.  As a result, the employees of the Greens Creek mine were given the option to rollover their balances into the Hecla Mining Company Capital Accumulation Plan of which 262 participants exercised this option and transferred approximately $16.1 million into the Plan.

7.	Subsequent Events
The Plan has evaluated all events subsequent to the balance sheet date of December 31, 2009.  Plan management has determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Supplemental Schedule

Hecla Mining Company
Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2009

			EIN: 77-0664171
			Plan Number: 004
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 0.53% in 2009	**	$3,526,771

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 108,941 units	**	$1,127,543

	American Funds Growth Fund of America	Mutual fund consisting of 36,897 shares	**	$1,000,264

*	Vanguard 500 Index Fund	Mutual fund consisting of 6,474 shares	**	$664,636

*	Vanguard Windsor II Fund	Mutual fund consisting of 14,870 shares	**	$352,129

*	Vanguard Growth and Income Fund	Mutual fund consisting of 62,701 shares	**	$1,465,940

*	Vanguard Target Retirement 2005 Fund	Mutual fund consisting of 8,713 shares	**	$95,668

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 286,180 shares	**	$3,236,692

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 354,641 shares	**	$4,014,532

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 175,826 shares	**	$2,043,093

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 65,560 shares	**	$788,028

*	Vanguard Target Retirement 2010 Fund	Mutual fund consisting of 42,724 shares	**	$876,702

*	Vanguard Target Retirement 2020 Fund	Mutual fund consisting of 137,283 shares	**	$2,740,177

*	Vanguard Target Retirement 2030 Fund	Mutual fund consisting of 93,737 shares	**	$1,810,062

*	Vanguard Target Retirement 2040 Fund	Mutual fund consisting of 43,669 shares	**	$831,887

Hecla Mining Company
Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2009

			EIN: 77-0664171
			Plan Number: 004
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Target Retirement 2050 Fund	Mutual fund consisting of 40,440 shares	**	$772,816

	Artisan International Fund	Mutual fund consisting of 55,632 shares	**	$1,149,348

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 43,611 shares	**	$666,371

	Third Avenue Small-Cap Value Fund	Mutual fund consisting of 12,669 shares	**	$230,452

*	Vanguard Target Retirement Income	Mutual fund consisting of 6,446 shares	**	$68,261

*	Hecla Mining Company Common Stock	Common stock of the Company consisting of 515,886 shares, par value of $0.25	**	$3,197,217

*	Participant loans	132 loans with interest rates ranging from 4.25% - 9.25% maturing through February 2026	**	$1,164,353

* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.